Filed pursuant to 424(b)(3)

Registration No. 333-153356

SUPPLEMENT NO. 3

DATED NOVEMBER 5, 2009

TO THE PROSPECTUS DATED AUGUST 24, 2009

OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 3 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated August 24, 2009, as previously supplemented by Supplement No. 2 dated October 20, 2009.  Unless otherwise defined in this Supplement No. 3, capitalized terms used herein have the same meanings as set forth in the prospectus.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which ends on page 212.

Status of the Offering

During the month of October 2009, we accepted investors’ subscriptions to this offering and issued approximately 556,000 shares of our common stock, resulting in aggregate gross offering proceeds of approximately $5.3 million.  The following table provides information regarding the total shares sold in our offering as of October 31, 2009.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	809,152	8,059,412	776,494	7,282,918

Shares sold pursuant to our distribution reinvestment plan:	–	–	–	–
	829,152	8,259,412	776,494	7,482,918

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

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